UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 16, 2022 titled “Arcos Dorados Reports Supplemental Historical Information”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 16, 2022

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS SUPPLEMENTAL HISTORICAL INFORMATION

Montevideo, Uruguay, March 16, 2022 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, is providing restated quarterly financial information for the years 2019, 2020 and 2021, reflecting the Company’s recently-announced divisional reorganization, in order to facilitate the historical analysis of its performance:

Divisional Reorganization

Effective October 1, 2021, the Company made certain changes in its internal management structure, in order to gain operational agility, leading the Company to reorganize its operation into three geographic divisions, as follows:

(i)	Brazil division;

(ii)	North Latin American division, or “NOLAD,” which is now comprised of Mexico, Puerto Rico, Costa Rica, Panama, Martinique, Guadeloupe, French Guiana, St. Croix and St. Thomas; and

(iii)	South Latin American division, or “SLAD,” which is now comprised of Argentina, Chile, Colombia, Ecuador, Peru, Uruguay, Venezuela, Aruba, Curaçao and Trinidad & Tobago.

Investor Relations Contact

Dan Schleiniger

VP of Investor Relations

Arcos Dorados

daniel.schleiniger@ar.mcd.com

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Media Contact

David Grinberg

VP of Corporate Communications

Arcos Dorados

david.grinberg@mcd.com.uy

2021 Key Metrics by Division

(In thousands of U.S. dollars, except percentages)

	1Q21	2Q21	3Q21	4Q21	2021
Systemwide comparable sales growth
Brazil	-10.0%	65.6%	36.2%	18.3%	20.4%
NOLAD	6.7%	84.5%	38.7%	23.6%	33.2%
SLAD	51.8%	292.1%	161.8%	91.1%	117.1%
SLAD - Excl. Venezuela	24.9%	229.4%	121.2%	75.1%	86.8%
TOTAL - Excl. Venezuela	2.1%	98.7%	56.6%	33.6%	38.8%

Total Revenues
Brazil	203,251	225,740	275,229	298,561	1,002,781
NOLAD	173,754	193,271	204,670	209,171	780,866
SLAD	184,111	173,685	245,938	272,560	876,294
SLAD - Excl. Venezuela	182,831	172,266	243,462	269,398	867,957
TOTAL	561,116	592,696	725,837	780,292	2,659,941
TOTAL - Excl. Venezuela	559,836	591,277	723,361	777,130	2,651,604

Operating Income (loss)
Brazil	180	19,995	36,925	60,787	117,887
NOLAD	5,141	8,916	12,487	22,241	48,785
SLAD	1,852	5,631	18,718	22,413	48,614
SLAD - Excl. Venezuela	3,727	6,129	19,093	23,905	52,853
Corporate and Other	(13,981)	(16,724)	(17,389)	(27,673)	(75,767)
TOTAL	(6,808)	17,818	50,741	77,768	139,519
TOTAL - Excl. Venezuela	(4,933)	18,316	51,116	79,260	143,758

Adjusted EBITDA (1)
Brazil	13,540	33,819	52,188	76,056	175,603
NOLAD	13,836	19,039	22,273	30,175	85,323
SLAD	9,604	11,083	26,409	30,477	77,573
SLAD - Excl. Venezuela	10,418	12,231	26,691	31,516	80,856
Corporate and Other	(13,050)	(16,785)	(11,583)	(25,323)	(66,741)
TOTAL	23,930	47,156	89,287	111,385	271,758
TOTAL - Excl. Venezuela	24,744	48,304	89,569	112,424	275,041

Adjusted EBITDA Margin (2)
Brazil	6.7%	15.0%	19.0%	25.5%	17.5%
NOLAD	8.0%	9.9%	10.9%	14.4%	10.9%
SLAD	5.2%	6.4%	10.7%	11.2%	8.9%
SLAD - Excl. Venezuela	5.7%	7.1%	11.0%	11.7%	9.3%
TOTAL	4.3%	8.0%	12.3%	14.3%	10.2%
TOTAL - Excl. Venezuela	4.4%	8.2%	12.4%	14.5%	10.4%

Restaurant Footprint as of December 31, 2021

	Ownership		Total Restaurants
	Company Operated	Franchised
Brazil	631	420	1,051
NOLAD	453	172	625
SLAD	495	90	585
TOTAL	1,579	682	2,261

(1)	Adjusted EBITDA is a measure of our performance that is reviewed by our management. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies. Total Adjusted EBITDA is a non-GAAP measure. For our definition of Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Key Business Measures”.

(2)	Adjusted EBITDA Margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.

2020 Key Metrics by Division

(In thousands of U.S. dollars, except percentages)

	1Q20	2Q20	3Q20	4Q20	2020
Systemwide comparable sales growth
Brazil	-6.0%	-46.3%	-26.2%	-10.6%	-21.8%
NOLAD	-6.7%	-43.7%	-21.2%	-7.8%	-19.8%
SLAD	31.0%	-60.1%	-22.1%	28.8%	-6.0%
SLAD - Excl. Venezuela	0.6%	-67.0%	-34.6%	-1.0%	-25.8%
TOTAL - Excl. Venezuela	-4.5%	-51.0%	-27.2%	-7.9%	-22.3%

Total Revenues
Brazil	284,382	132,234	192,402	253,730	862,748
NOLAD	155,531	102,226	149,279	177,610	584,646
SLAD	177,591	58,064	125,118	176,052	536,825
SLAD - Excl. Venezuela	175,994	57,739	124,225	174,373	532,330
TOTAL	617,504	292,524	466,799	607,392	1,984,219
TOTAL - Excl. Venezuela	615,907	292,199	465,906	605,713	1,979,725

Operating Income (loss)
Brazil	11,088	(21,135)	7,676	18,492	16,121
NOLAD	2,653	(9,510)	972	5,915	30
SLAD	(7,382)	(34,784)	(777)	14,101	(28,842)
SLAD - Excl. Venezuela	(5,539)	(32,388)	774	16,023	(21,130)
Corporate and Other	(13,494)	(11,849)	(11,932)	(16,788)	(54,063)
TOTAL	(7,135)	(77,278)	(4,061)	21,720	(66,754)
TOTAL - Excl. Venezuela	(5,292)	(74,882)	(2,510)	23,642	(59,042)

Adjusted EBITDA (1)
Brazil	29,171	(7,099)	21,507	32,576	76,155
NOLAD	13,415	(2,214)	10,874	19,421	41,496
SLAD	(1,822)	(22,687)	3,572	21,767	830
SLAD - Excl. Venezuela	(332)	(21,460)	4,355	22,682	5,245
Corporate and Other	(12,241)	(10,907)	(10,919)	(16,303)	(50,370)
TOTAL	28,523	(42,907)	25,034	57,461	68,111
TOTAL - Excl. Venezuela	30,013	(41,680)	25,817	58,376	72,526

Adjusted EBITDA Margin (2)
Brazil	10.3%	-5.4%	11.2%	12.8%	8.8%
NOLAD	8.6%	-2.2%	7.3%	10.9%	7.1%
SLAD	-1.0%	-39.1%	2.9%	12.4%	0.2%
SLAD - Excl. Venezuela	-0.2%	-37.2%	3.5%	13.0%	1.0%
TOTAL	4.6%	-14.7%	5.4%	9.5%	3.4%
TOTAL - Excl. Venezuela	4.9%	-14.3%	5.5%	9.6%	3.7%

Restaurant Footprint as of December 31, 2020

	Ownership		Total Restaurants
	Company Operated	Franchised
Brazil	610	410	1,020
NOLAD	475	154	629
SLAD	491	96	587
TOTAL	1,576	660	2,236

(1)	Adjusted EBITDA is a measure of our performance that is reviewed by our management. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies. Total Adjusted EBITDA is a non-GAAP measure. For our definition of Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Key Business Measures”.

(2)	Adjusted EBITDA Margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.

2019 Key Metrics by Division

(In thousands of U.S. dollars, except percentages)

	1Q19	2Q19	3Q19	4Q19	2019
Systemwide comparable sales growth
Brazil	6.8%	12.1%	10.8%	9.5%	9.7%
NOLAD	1.7%	5.1%	2.8%	4.9%	3.7%
SLAD	31537.2%	7543.8%	485.1%	374.6%	11963.2%
SLAD - Excl. Venezuela	20.8%	24.3%	23.8%	16.9%	21.5%
TOTAL - Excl. Venezuela	10.0%	14.2%	12.7%	10.4%	11.8%

Total Revenues
Brazil	340,764	329,298	346,201	369,302	1,385,566
NOLAD	157,939	169,158	172,048	177,237	676,382
SLAD	232,296	225,288	231,719	207,827	897,129
SLAD - Excl. Venezuela	229,240	222,569	229,349	205,788	886,947
TOTAL	730,999	723,744	749,968	754,366	2,959,077
TOTAL - Excl. Venezuela	727,943	721,025	747,598	752,327	2,948,895

Operating Income (loss)
Brazil	32,093	28,486	41,633	62,131	164,342
NOLAD	2,542	5,130	7,275	15,008	29,955
SLAD	9,434	7,556	8,882	2,024	27,894
SLAD - Excl. Venezuela	11,094	8,680	10,464	5,897	36,137
Corporate and Other	(12,745)	(15,428)	(15,543)	(18,538)	(62,255)
TOTAL	31,324	25,744	42,247	60,625	159,937
TOTAL - Excl. Venezuela	32,984	26,868	43,829	64,498	168,180

Adjusted EBITDA (1)
Brazil	46,904	44,198	57,481	79,262	227,844
NOLAD	10,546	12,825	14,912	25,775	64,059
SLAD	16,207	14,578	18,477	13,781	63,043
SLAD - Excl. Venezuela	17,343	15,364	19,639	15,154	67,500
Corporate and Other	(13,038)	(15,785)	(15,905)	(18,442)	(63,171)
TOTAL	60,619	55,816	74,965	100,376	291,775
TOTAL - Excl. Venezuela	61,755	56,602	76,127	101,749	296,232

Adjusted EBITDA Margin (2)
Brazil	13.8%	13.4%	16.6%	21.5%	16.4%
NOLAD	6.7%	7.6%	8.7%	14.5%	9.5%
SLAD	7.0%	6.5%	8.0%	6.6%	7.0%
SLAD - Excl. Venezuela	7.6%	6.9%	8.6%	7.4%	7.6%
TOTAL	8.3%	7.7%	10.0%	13.3%	9.9%
TOTAL - Excl. Venezuela	8.5%	7.9%	10.2%	13.5%	10.0%

Restaurant Footprint as of December 31, 2019

	Ownership		Total Restaurants
	Company Operated	Franchised
Brazil	612	411	1,023
NOLAD	456	199	655
SLAD	512	103	615
TOTAL	1,580	713	2,293

(1)	Adjusted EBITDA is a measure of our performance that is reviewed by our management. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies. Total Adjusted EBITDA is a non-GAAP measure. For our definition of Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Key Business Measures”.

(2)	Adjusted EBITDA Margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.

4